[TEAM HEALTH LETTERHEAD]

VIA EDGAR

                               December 19, 2005


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Greg Belliston

                                    Re:  Team Health, Inc.
                                         Registration Statement on Form S-1
                                         (File No. 333-127608)

Ladies and Gentlemen:

     Reference is made to the above captioned registration statement (the "Registration Statement") filed by Team Health, Inc. (the "Registrant") with the Securities and Exchange Commission on August 16, 2005. On November 23, 2005, affiliates of The Blackstone Group ("Blackstone") completed the acquisition of the Registrant. Blackstone and the Registrant have determined not to pursue the initial public offering of common stock contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission, and no shares of common stock of the Registrant have been or will be issued or sold by the Registrant under the Registration Statement. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at 865-560-0295, with a copy to Edward P. Tolley III at Simpson Thacher & Bartlett LLP at 212-455-2502.

     Please do not hesitate to call the undersigned at 865-293-5500 or Edward
P. Tolley III of Simpson Thacher & Bartlett LLP at 212-455-3189 or Mary Kuan of Simpson Thacher & Bartlett LLP at 212-455-2257 with any questions you may have regarding this letter.

                                        Very truly yours,

                                        Team Health, Inc.



                                        By: /s/ Robert J. Abramowski
                                           --------------------------
                                           Name: Robert J. Abramowski
                                           Title: Executive Vice President
                                                    Finance & Administration

cc: Securities and Exchange Commission
      Christine Allen
    Simpson Thacher & Bartlett LLP
      Edward P. Tolley III